January 26, 2026

George Oliva
Interim Chief Executive Officer
RYVYL Inc.
3131 Camino Del Rio North, Suite 1400
San Diego, CA 92108

       Re: RYVYL Inc.
           Registration Statement on Form S-4
           Filed January 15, 2026
           File No. 333-292749
Dear George Oliva:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Kate Beukenkamp at 202-551-3861 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Trade &
Services
cc:    Andrew D. Hudders